**Exhibit 99.1**

# Margaret Incandela Resigns at Heritage Bank of Commerce

San Jose, CA – March 16, 2012 – Heritage Bank of Commerce, the operating bank of Heritage Commerce Corp (Nasdaq: HTBK), today announced that Margaret Incandela, EVP and Chief Credit Officer, is leaving to pursue other personal interests

"Maggie was instrumental in Heritage's credit quality and net income improvement over the past several years. Her credit knowledge, dedication and exemplary work ethic were significant factors in our Company's turnaround. She will be deeply missed, and we wish her much success in her future endeavors," stated Walter T. Kaczmarek, President of Heritage Bank of Commerce.

Heritage Bank of Commerce will immediately begin a search for a new Chief Credit Officer.

**Heritage Commerce Corp**, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Danville, Fremont, Gilroy, Los Altos, Los Gatos, Morgan Hill, Mountain View, Pleasanton, and Walnut Creek. Heritage Bank of Commerce is an SBA Preferred Lender with an additional Loan Production Office in Santa Rosa, California. For more information, please visit www.heritagecommercecorp.com.